Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

The following material relates to a presentation given by Boston Scientific at the Analyst Meeting at ACC and made available on Boston Scientific’s website.

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[LOGO]

Analyst Meeting at ACC

Introduction

Larry Best

March 13, 2006

[LOGO]

Safe Harbor:
Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific’s and Guidant’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant’s directors and executive officers is available in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2005.  Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

Agenda

Introduction	Larry Best, Executive Vice President and Chief Financial Officer

Business Update	Paul LaViolette, Chief Operating Officer

TAXUS Clinical Program Update	Joerg Koglin, M.D., Senior Medical Director, Vice President, Cardiovascular Clinical Sciences

Cardiovascular Business Update	Paul LaViolette, Chief Operating Officer

Q&A	All

[LOGO]

Business Update

Paul LaViolette

March 13, 2006

[LOGO]

Key Take-Aways

•                  DES Global Leadership (x-Japan) strengthening

•                  U.S. TAXUS® share stable at 54%

•                  Q4 TAXUS® Liberté™ Launch

•                  Int’l TAXUS share stable > 50%

•                  TAXUS® Liberté™ Launch Expansion

•                  Endeavor™ / Cypher® share exchange

•                  Compelling pipeline, progressing steadily

•                  Apex, Barracuda, Petal

•                  Xience* program upside

•                  TAXUS Clinical Program repeatedly demonstrates safety & efficacy in more complex patients and lesions

•                  TAXUS V-ISR

*Subject to closing of Guidant transaction

Key Take-Aways

•                  Warning Letter remediation making measured progress with new systems

•                  Guidant on track

•                  VI Divestiture and close

•                  Week of April 3rd

•                  Diversification and Growth

•                  Cardiovascular / Full BSC continues strong performance

Corporate Warning Letter
Internal Progress Underway

Quality System Components

•                  Management Responsibility

•                  Product Surveillance/MDR Reporting

•                  Field Action Decision Making

•                  CAPA

•                  Leading BSC change that will be

•                  Company- wide

•                  Cross-functional

•                  Rapid

•                  Comprehensive

Corrective Action	Global Quality and Compliance Improvement Program	Compliance Excellence through Continuous Improvement

Warning Letter Response Status

•                  Filed response with FDA 3/3

•                  Currently under review

•                  Face to Face meetings being scheduled

•                  Monthly updates to be provided to FDA

•                  On-going execution of remediation

•                  Measured progress

•                  Expansion of new systems

•                  Global Complaint System

•                  Global CAPA System

[LOGO]

TAXUS Clinical Program Update
Joerg Koglin, M.D.

March 13, 2006

Boston Scientific Analyst Meeting
Clinical Research Update

[LOGO]

Joerg Koglin, MD

Senior Medical Director, Vice President Medical Sciences

[LOGO]

The DES Clinical Trial Landscape in Perspective

	1 Year	2 Years	3 Years

[LOGO]	n=4487	n=1204	n=987

[LOGO]	n=3792	n=902	n=683

[LOGO]	n=1027	n=100

[LOGO]	n=694

[LOGO]	n=40

[LOGO]	n=28

Atlanta, March 13, 2006	ACC Clinical Research Update

12

Stairway to Evidence-Based Medicine

[CHART]

13

SYNTAX: Expanding into 3-Vessel and Left Main

[LOGO]

All patients with Left main and/or 3-Vessel Disease

Minimal In- or Exclusion Criteria

Local Heartteam (Interventional Cardiologist & Cardiothoracic Surgeon)

	eligible for both treatment options	eligible for only one treatment options

Randomized Trial		Nested Registries
CABG (n=900)	TAXUS (n=900)	CABG	TAXUS

14

SYNTAX on Track to Address Remaining Needs
Indication Expansion to 3-Vessel Disease & LM

[LOGO]

Enrollment status

[CHART]

15

SYNTAX – Expanding Procedural Complexity

[LOGO]

# Lesions per patient	4.11±1.74
(1,12)
# of stents per patients	4.58±2.19
(1,13)
Patients with total stent length >100 mm	34.3%

Site reported as of March 10, 2006

16

SYNTAX - Addressing the Remaining Needs

[CHART]

Site reported as of March 10, 2006

17

SYNTAX – in perspective

[LOGO]	[LOGO]

FREEDOM	SYNTAX

2- and 3-vessel disease in diabetics	3-vessel disease and/or left main

Superiority trial	Equivalence trial

2300 patients planned	1800 patients planned

5 year MACCE	1 year MACCE

Study start April 2005	Study start March 2005

100 patients (4%) enrolled at 50 sites	1101 patients (62%) enrolled at 71 sites

18

TAXUS V ISR – Mastering Another Step

[CHART]

19

TAXUS Changing the Way Patients Are Treated

[GRAPHIC]

simultaneous publication in JAMA available online since Mar 12, 2006 available in print on Mar 15 2006

20

Why In-Stent Restenosis ?

•                  an unsolved clinical problem

•                  12% of the US market is still BMS (150,000 stents in 2005)

•                  50% of the OUS market is still BMS (1,000,000 stents in 2005)

•                  an excellent surrogate for lesion complexity

“if it works well in ISR, it will work well in all lesions”

•                  a well defined restenotic challenge model allowing technology comparisons

•                  Brachytherapy versus DES

•                  DES versus DES

21

In-stent Restenosis - an Unsolved Clinical Problem

[GRAPHIC]

	TLR after PCI	TLR after VBT
Focal	19%	17%
Diffuse	35%	25%
Proliferative	50%	30%
Total Occlusion	83%	?

Mehran et al.; Circulation 1999; 100: 1872-1878

Costantino et al.; Am J Cardiol 2001; 92: 1214-1217

22

In-Stent Restenosis in TAXUS V ISR

before procedure

[GRAPHIC]

lesion length 39 mm
vessel diameter 2.5 mm
diameter stenosis 77%

after procedure

[GRAPHIC]

2 TAXUS Express stents
3.0x24mm and 3.0x32 mm

9 months after

[GRAPHIC]

23

Study Design	[LOGO]

Patients with in-stent restenosis of a previously implanted bare metal stents in a native coronary artery lesions
≤ 46mm in length and ≥ 2.5mm to ≤ 3.75mm in diameter
(n=396)

Randomize 1:1

Brachytherapy (n=201)	TAXUS (n=195)

Primary endpoint – 9-month Target Vessel Revascularization (TVR) powered for sequential non-inferiority & superiority

24

TAXUS Approach

PTCA catheter	Old stent	New stent

[GRAPHIC]

5mm	In-Stent	5mm
Proximal edge		Distal edge

Injury Segment
Area in which balloon was inflated against the wall

Analysis Segment
Stented segment plus 5 mm on each edge

25

Vascular Brachytherapy Approach

PTCA catheter	Old stent	b radiation source

[GRAPHIC]

Injury Segment
Area in which balloon was inflated against the wall

5mm	Radiation Segment	5mm
Proximal edge	Area exposed to brachytherapy	Distal edge

Analysis Segment
Radiation segment plus 5 mm on each edge

26

Patient Enrollment and Follow-up    [LOGO]

Randomized		TAXUS Registry
(n=396)		(n=25)

Brachytherapy (n=201)	TAXUS (n=195)	TAXUS Registry (n=25)

9m Follow-Up (n=385; 97.2%)		9m Follow-Up (n=25; 100%)

Brachytherapy (n=194)	TAXUS (n=191)	TAXUS Registry (n=25)

27

Primary Superiority Endpoint Met

• Reduced 9-Month TLR and TVR with TAXUS

[CHART]

28

Cumulative TVR out to 9-Month

• Superior Outcomes for TAXUS with Early Separation

[CHART]

29

9-Month MACE Advantage Driven by Reduced TVR

[CHART]

30

9-Month Target Vessel Thrombosis Comparable

[CHART]

31

Evolving Statistical Standards

Mean		Median

Normal distribution (bell-shaped, symmetric)	statistical discussion as part of the JAMA submission	Non-Normal distribution (skewed, asymmetric)

Reported as		Reported as
‘mean ± standard deviation’		‘median (interquartile range)’

Parametric comparison taking		Non-parametric comparison ranking
advantage of distribution type		each observation

Two-Sample t-test		Wilcoxon Rank Sum test

reported for cross-reference		used for analysis of continuous
across trials		angiographic variables

32

MLD – Analysis Segment

[CHART]

33

Late Loss - Paired Angiographic Analysis

[CHART]

34

9-Month Restenosis Superior in TAXUS

[CHART]

35

No Differences in Aneurysms

	Brachytherapy	TAXUS	p
Post-Procedure	6 (3.0%)	3 (1.6%)	0.50
9-Month Follow-up	8 (4.7%)	2 (1.2%)	0.06
Paired Analysis
Resolved	0	1 (0.6%)	1.00
Persistent	5 (2.9%)	1 (0.6%)	0.12
Late Acquired	3 (1.8%)	1 (0.6%)	0.37

Aneurysms defined as >20% increase in diameter compared to reference vessel

36

Conclusions – Superiority in a Non-Inferiority Trial

The use of TAXUS Express for treatment of in-stent restenosis has been shown to be

•                  safe – with low rates for target vessel thrombosis, myocardial infarction, late acquired aneurysms

•                  effective – with TLR rate of 6.3% and an angiographic restenosis rate of 7.0%

when compared to vascular brachytherapy as the preexisting gold standard .

37

TAXUS V ISR – In Perspective
Study Design

[LOGO]	[LOGO]

SISR	TAXUS V ISR
CYPHER vs VBT	TAXUS vs VBT
384 patients 2:1	396 patients 1:1
6 months angio f/u 9 months clinical f/u	9 month angio f/u 9 months clinical f/u
RVD >2.5 and <3.5mm Lesion >15 and <40mm	RVD >2.5 and <3.75mm Lesion <46mm
no additional PCI	additional PCI allowed in non target vessel

38

TAXUS V ISR – In Perspective
Baseline characteristics

[LOGO]	[LOGO]

SISR	TAXUS V ISR
9.3% insulin-treated	19.5% insulin treated
17.2 mm lesion length	18.5 mm mean lesion length
not reported	2.68 mm mean RVD
not reported	81.9% B2/C lesions

39

TAXUS V ISR – In Perspective
Clinical 9-Month Outcomes

[LOGO]	[LOGO]

SISR		TAXUS V ISR
8.5%	TLR	6.3%
10.8%	TVR	10.5%
12.4%	TVF	11.5%
0.4%	Q-wave MI	0.5%
2.3%	Non-Q-wave MI	3.1%
2 pts (0.8%)	Stent thrombosis	3 pts (1.6%)
		one patient would not be included under the CYPHER definition

40

TAXUS V ISR – In Perspective
Angiographic Outcomes

[LOGO]	[LOGO]

SISR		TAXUS V ISR
0.27±0.65 mm	Late Loss	0.29±0.54 mm
at 6-Month	analysis segment	at 9-Month
not reported	Late Loss	0.38±0.49 mm
	in-stent	at 9-Month
19.8%	Binary restenosis	14.5%
at 6-Month	analysis segment	at 9-Month
not reported	Binary restenosis	7.0%
	in-stent	at 9-Month

41

TAXUS Express:
Closing the Development Cycle from Simple to Complex

[LOGO]	[GRAPHIC]

42

What is Next:
TAXUS ATLAS as the First Second Generation DES

[LOGO]	[GRAPHIC]

[LOGO]

43

[LOGO]

Cardiovascular Business Update
Paul LaViolette

March 13, 2006

[LOGO]

TAXUS® Liberté™ Stent System
International Market Performance

The good news:

•             Impacting international markets

•             Increasing revenue by approximately 16%

•             Converting accounts previously unable to convert

The better news

•             Not fully launched in largest international markets

•             Maintaining share and ASP in crowded market

International DES Space is Crowding

[LOGO]
[LOGO]			[LOGO]
• Driver
• Doubt
	[LOGO]	[LOGO]
• Share
• Pipeline
• Simplicity

[LOGO]	[LOGO]		[LOGO]
• Early
• Expectations

International
TAXUS® Liberté™ Stent Sales Increasing

[CHART]

•                  Launched in all EU countries & 14 Operations in IC

•                  >65% Conversion; Target >70% at end of Q1’06

•                  ASP: Avg. 5% price premium over TAXUS Express

BSC Internal Estimates

TAXUS® Market Share remains stable…

Cypher® share declining

[CHART]

•                  TAXUS steady

•                  Cypher® down significantly

•                  Endeavor™ hitting plateau

•                  Endeavor™ share coming from Cypher®

TAXUS® Liberté™ Launched in 65% of Int’l Market, 35% Additional Opportunity

[GRAPHIC]

TAXUS Liberté launched in all EU. In 4 months later, GDR, ESP, ITA, & UK gained 16% revenue

[GRAPHIC]

TAXUS Liberté has launched in 14/ 21 IC markets; largest yet to come (Brazil, Australia, Canada)

If France follows trend, potential 10% market share increase

•                  France/Belgium received reimbursement and launched in late February 2006

•                  10% Share Gain Possible

[GRAPHIC]

[CHART]

65% of International is now converted from TAXUS Express to TAXUS Liberté

TAXUS® Liberté™ Stent Design
Achieving the Optimal Balance

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Conformability	Deliverability	Side Branch Access

This product is not yet approved for sale in the United States.

Balloon Withdrawal Reduced

Significant improvement in bench testing under identical conditions

[CHART]	[CHART]

85% of evaluators rated TAXUS Liberté Well or Very Well in “withdrawal of stent delivery system”

Bench testing performed internally by Boston Scientific. Data on file.

Advanced Deliverability of Liberté™ Stent Driving Up BMS Share in U.S.

[CHART]

BSC Internal Estimates

U.S. TAXUS® Express2 TM
Market Share Stable

[CHART]

Sequential Sales

Competitor supply, publications and campaign

BSC Internal Estimates

Major DES Activities in ‘06

Q1

•                  TAXUS® Assurance

•                  ACC:

•                  STENT registry

•                  TAXUS V ISR

•                  ARRIVE II

•                  REWARDS Registry

Q2

•                  ATLAS 9 mo

•                  TAXUS VI

•                  TINY Trial Enrollment

Q3

•                  Xience* launch OUS

•                  TAXUS® Express2™

Expanded Matrix

•                  2.25/4.0 mm

•                  TAXUS® Liberté™

•                  Launch Prep

Q4

•                  TAXUS® Liberté™ Launch

•                  TCT:

•                  TAXUS IV 4yr

•                  TAXUS V 2yr

•                  Arrive II 1yr

•                  Olympia

*Subject to closing of Guidant transaction

DES Regulatory Update

•                  TAXUS® Liberté™ U.S.

•                  final PMA module submitted

•                  Launch expected Q4 ’06

•                  Xience* CE Mark  Q1 ’06

•                  Launch expected Q3 ’06

•                  TAXUS® ExpressTM Japan

•                  approval expected Q1 ’07

*Subject to closing of Guidant transaction	BSC Internal Estimates

Apex™ Design
Radical Advances

TruFeelTM	[GRAPHIC]
Hypotube

[GRAPHIC]

Nano-Composite	[GRAPHIC]
Outer Shaft

TAXUS® Apex™ Stent System
Commercialization Milestones

Design Freeze	Complete

CE Submission	2H 2006

PMA Submission	2H 2007

Japan Submission	2H 2007

EU/IC Launch	1H 2007

U.S. Launch	1H 2008

BSC Internal Estimates

TAXUS® Barracuda Stent System
Technology Driving DES Performance

Paclitaxel/ Translute™ drug delivery	[GRAPHIC]

Geometry designed for drug delivery

PERSS: New stent material- thin struts without compromise	[GRAPHIC]
Increased flexibility & Conformability
Optimal radiopacity
High radial strength

Apex™-based delivery system	[GRAPHIC]

TAXUS® Barracuda Stent System
Commercialization Milestones

Design Freeze	1Q 2006

IDE Submission	2H 2006

CE Submission	2H 2007

PMA Submission	1H 2008

Japan Submission	2H 2008

EU/IC Launch	1H 2008

U.S. Launch	1H 2009

BSC Internal Estimates

TAXUS® PetalTM Bifurcation
 Carina Coverage, Aligning Architecture

[GRAPHIC]	[GRAPHIC]

[GRAPHIC]	[GRAPHIC]	Rapid Integration of Acquired Bifurcation Stent and BSC Drug-Elution Technology

Bifurcations are involved in 25-30% of all interventions

TAXUS® PetalTM Bifurcation Status

[GRAPHIC]

•                  World-Class Technology

•                  New stent design and material

•                  Apex’ based delivery system

•                  Chronic drug-coated pre-clinical studies underway

•                  Promising acute performance

•                  Targeting end of 2006 to begin first human clinicals

BSC Internal Estimates

DES Pipeline:  Sustainable Advantage

Only TAXUS  provides incremental improvements year after year

[GRAPHIC]

*Subject to closing of Guidant transaction	BSC Internal Estimates

Interventional Cardiology Pipeline

2005				2006				2007				2008
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

[GRAPHIC]	[GRAPHIC]

IQ Guidewires	Delta Guidewire

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

FW EZ/EZ Vascular Protection	FW EZ CAS Indication & FW EZ Small (2.25-3.5mm)	FW EZ Large (7.0mm)	Rubicon NG Device 2.3F/Sheathless

[GRAPHIC]	[GRAPHIC]

Maverick PTCA Balloons	NG PTCA Balloon (Apex)

[GRAPHIC]	[GRAPHIC]

Plainview IVUS System	IVUS NG Platform (iLab & iSight)

BSC Internal Estimates

Peripheral & Vascular Surgery Pipeline

2005				2006				2007				2008
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

[GRAPHIC]	[GRAPHIC]

Polarcath	Sterling .018/.014 Balloon

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Sentinol SE Stent	EPIC SE Stent	New Delivery System

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

PV Ultra 2 Cutting Balloon	ZipWire Hydrophilic GW	New Fusion Graft

BSC Internal Estimates

Carotid Systems Approval Timeline

[GRAPHIC]

BSC Internal Estimates

CV Core Business Summary
Q1 ’06,  US MS Rankings

			Rank
	BSC	Cordis	GDT	MDT

INTERVENTIONAL CARDIOLOGY
Bare Metal Stents	2	4	1	3
Balloon Catheters	1	4	2	3
Guide Wires	2	3	1	4
Guide Catheters	2	1	4	3
Diagnostic Catheters	2	1	N/A	3
Atherectomy	1	N/A	N/A	N/A
IVUS	1	N/A	N/A	N/A
Embolic Protection	1	4	3	2
Fluid Management	1	3	N/A	N/A
Vascular Sealing	N/A	N/A	N/A	N/A

PERIPHERAL / VASCULAR SURGERY
Peripheral Stents	2	1	3	5
Balloon Catheters	1	2	4	N/A
Guide Wires	1	4	5	N/A
EVAR	N/A	N/A	N/A	1

BSC Internal Estimates

Key Take-Aways

•                  DES Global Leadership (x-Japan) strengthening

•                  U.S. TAXUS® share stable at 54%

•                  Q4 TAXUS® Liberté™ Launch

•                  Int’l TAXUS share stable > 50%

•                  TAXUS® Liberté™ Launch Expansion

•                  Endeavor™ / Cypher® share exchange

•                  Compelling pipeline, progressing steadily

•                  Apex, Barracuda, Petal

•                  Xience* program upside

•                  TAXUS Clinical Program repeatedly demonstrates safety & efficacy in more complex patients and lesions

•                  TAXUS V-ISR

*Subject to closing of Guidant transaction

Key Take-Aways

•                  Warning Letter remediation making measured progress with new systems

•                  Guidant on track

•                  VI Divestiture and close

•                  Week of April 3rd

•                  Diversification and Growth

•                  Cardiovascular / Full BSC continues strong performance

[LOGO]

Cardiovascular Business Update
Paul LaViolette

March 13, 2006

[LOGO]

Analyst Meeting at ACC

Q&A

March 13, 2006